News Release

American Bonanza Completes Property Sale

Funds Received to be Used for Copperstone Property

November 10, 2010 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) ("Bonanza") is pleased to announce that it has completed the sale of its eastern Canadian exploration properties to Balmoral Resources Ltd. (TSXV: BAR.H) (“Balmoral”), further to Bonanza’s news release of November 4, 2010. Bonanza is in receipt of all proceeds for this transaction. Bonanza will use the proceeds from this transaction to continue development of the 100% owned Copperstone gold mine in Arizona.

Major components of the milling and flotation circuit have been delivered to Bonanza’s Arizona based construction contractor’s yard in preparation for the commencement of construction. Bonanza recently obtained the federal permits necessary to advance Copperstone to production. Outstanding permits from the State of Arizona are expected to be complete during the first quarter 2011.

About Bonanza

Bonanza is re-activating mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has 129 million shares outstanding, and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Jim Bagwell
Phone: 1-877-688-7523
Email: info@americanbonanza.com